Magda El Guindi-Rosenbaum

+1.202.373.6091

mer@morganlewis.com

VIA EDGAR

June 6, 2018

Valerie J. Lithotomos, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AdvisorShares Trust (File Nos. 333-157876 and 811-22110)

Dear Ms. Lithotomos:

On behalf of AdvisorShares Trust (the “Registrant”), this letter responds to comments relating to the Trust’s Post-Effective Amendment No. 126 filed on March 26, 2018 for the purpose of registering shares of the AdvisorShares Dorsey Wright Micro-Cap ETF and AdvisorShares Dorsey Wright Short ETF (the “Funds”). For ease of reference, set forth below are your comments followed by the Registrant’s responses.

1.	Comment. Please note that the SEC staff would like to see the completed fee table and expense example for each Fund in advance of the effective date.

Response. Registrant represents that the completed fee table and expense example for each Fund are provided below:

ADVISORSHARES DORSEY WRIGHT MICRO-CAP ETF

SHAREHOLDER FEES (fees paid directly from your investment)	None
ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
MANAGEMENT FEES	0.75%
DISTRIBUTION (12b-1) FEES	0.00%
OTHER EXPENSES(a)	0.37%
TOTAL ANNUAL OPERATING EXPENSES	1.12%
FEE WAIVER/EXPENSE REIMBURSEMENT(b)	-0.13%
TOTAL ANNUAL OPERATING EXPENSES AFTER FEE WAIVER/ EXPENSE REIMBURSEMENT	0.99%

Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

June 6, 2018

(a)	Because the Fund is new, “Other Expenses” are based on estimated amounts for the current fiscal year.
(b)	AdvisorShares Investments, LLC (the “Advisor”) has contractually agreed to waive its fees and/or reimburse expenses to keep net expenses (excluding amounts payable pursuant to any plan adopted in accordance with Rule 12b-1, interest expense, taxes, brokerage commissions, acquired fund fees and expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles, and extraordinary expenses) from exceeding 0.99% of the Fund’s average daily net assets for at least one year from the date of this Prospectus. The expense limitation agreement may be terminated without payment of any penalty (i) by the Trust for any reason and at any time and (ii) by the Advisor, for any reason, upon ninety (90) days’ prior written notice to the Trust, such termination to be effective as of the close of business on the last day of the then-current one-year period.

EXAMPLE

	1 YEAR	3 YEARS
AdvisorShares Dorsey Wright Micro-Cap ETF	$101	$343

ADVISORSHARES DORSEY WRIGHT SHORT ETF

SHAREHOLDER FEES (fees paid directly from your investment)	None
ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
MANAGEMENT FEES	0.75%
DISTRIBUTION (12b-1) FEES	0.00%
OTHER EXPENSES(a)	0.37%
Short Interest Expenses 0.00% Remaining Expenses 0.37%
TOTAL ANNUAL OPERATING EXPENSES	1.12%
FEE WAIVER/EXPENSE REIMBURSEMENT(b)	-0.13%
TOTAL ANNUAL OPERATING EXPENSES AFTER FEE WAIVER/ EXPENSE REIMBURSEMENT	0.99%

(a)	Because the Fund is new, “Other Expenses” are based on estimated amounts for the current fiscal year.
(b)	AdvisorShares Investments, LLC (the “Advisor”) has contractually agreed to waive its fees and/or reimburse expenses to keep net expenses (excluding amounts payable pursuant to any plan adopted in accordance with Rule 12b-1, interest expense, taxes, brokerage commissions, acquired fund fees and expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles, and extraordinary expenses) from exceeding 0.99% of the Fund’s average daily net assets for at least one year from the date of this Prospectus. The expense limitation agreement may be terminated without payment of any penalty (i) by the Trust for any reason and at any time and (ii) by the Advisor, for any reason, upon ninety (90) days’ prior written notice to the Trust, such termination to be effective as of the close of business on the last day of the then-current one-year period.

EXAMPLE

	1 YEAR	3 YEARS
AdvisorShares Dorsey Wright Short ETF	$101	$343

June 6, 2018

2.	Comment. Please confirm that the expense examples will only reflect the expense cap for one year.

Response. Registrant so confirms.

3.	Comment. Please consider stating in each Fund’s summary principal investment strategy section that the Fund is actively managed.

Response. Registrant represents that it has added the requested disclosure.

4.	Comment. With respect to the Micro-Cap ETF, please add disclosure to the summary principal investment strategy section explaining what is meant by “certain liquidity screens” at the end of the first paragraph.

Response. Registrant represents that it has added the requested disclosure.

5.	Comment. In the risk sections for both Funds, please disclose that, in stressed market conditions, the market for an ETF’s shares may become less liquid in response to deteriorating liquidity in the markets for the ETF’s underlying portfolio holdings. Please also note that this adverse effect on liquidity for the ETF’s shares in turn could lead to differences between the market price of the ETF’s shares and the underlying value of those shares.

Response. Registrant represents that it has added the requested risk disclosure.

6.	Comment. With respect to the Micro-Cap ETF, please add risk disclosure regarding volatility in the event of a market downturn because of the limited market of securities.

Response. Registrant represents that the requested disclosure already is included in micro-capitalization risk.

7.	Comment. With respect to the Short ETF, please explain supplementally how the Fund would reach 80% of net assets in investments that create or result in short exposure to U.S. equity securities and simultaneously comply with the asset coverage requirements for short positions.

Response. Registrant represents that the Fund intends to short individual stocks equaling 80-100% of the Fund’s net assets plus hold cash and cash equivalents equal to or greater than the amount invested in short positions.

8.	Comment. Please disclose supplementally whether shareholders will be given 60 days notice of an investment objective change.

Response. Registrant has not adopted a notice policy; generally, however, the Fund will attempt to provide shareholders with 30 to 60 days notice of a material change to a Fund’s investment objective.

9.	Comment. Please confirm that the recoupment provision would be added to the expense limitation agreement footnote to the fee table if recoupment is in effect.

Response. Registrant so confirms.

June 6, 2018

* * * * *

If you have questions or comments, please do not hesitate to contact me at 202.373.6091.

Sincerely,

/s/ Magda El Guindi-Rosenbaum

Magda El Guindi-Rosenbaum